August 2019

Fund	Trust Size	Required Bond

Virtus Alternative Solutions Trust	95,677,323	450,000
Virtus Asset Trust	12,611,616,323	2,500,000
Virtus Equity Trust	9,686,501,448	2,500,000
Virtus Opportunities Trust	19,551,277,749	2,500,000
Virtus Variable Insurance Trust	914,168,824	1,000,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	370,736,675	750,000
DNP Select Income Fund, Inc.	4,181,694,034	2,500,000
DTF Tax Free Income, Inc.	201,942,684	600,000
Duff & Phelps Global Utility Income Fund, Inc.	903,831,118	1,000,000
Duff & Phelps Select Energy MLP Fund, Inc.	188,146,768	600,000
Virtus Global Multi-Sector Income Fund	210,961,361	600,000
Virtus Total Return Fund Inc. (fka The Zweig Fund, Inc.)	328,284,032	750,000
Virtus Global Dividend & Income Fund (fka Zweig Total Return)	352,625,377	750,000
ETF Series I	1,040,199,525	1,250,000
Virtus ETF Trust II	19,379,606	225,000

TOTAL	50,657,042,847	17,975,000